Exhibit 99.1

Dune Acquisition Corporation
700 S. Rosemary Avenue, Suite 204
West Palm Beach, FL 33401

July 15, 2022

VIA FEDEX AND EMAIL

TradeZero Holding Corp.
5700 Lake Worth Road Unit 209-2
Lake Worth, FL 33467
Attn: John Muscatella
E-mail: legal@tradezero.co

with a copy to:

Vinson & Elkins L.L.P.
1001 Fannin Street
Suite 2500
Houston, TX 77002
Attn: Sarah K. Morgan, Benjamin Barron, Michael Telle
Email: smorgan@velaw.com; bbarron@velaw.com; mtelle@velaw.com

Re: Response to Purported Notice of Termination of Merger Agreement

Dear John:

Reference is made to (1) that certain Agreement and Plan of Merger, dated as of October 12, 2021, by and among Dune Acquisition Corporation, a Delaware corporation (“Dune”), Dune Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Dune Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), and TradeZero Holding Corp., a Delaware corporation (“TradeZero”), as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of January 26, 2022, by and among Dune, Merger Sub, Merger Sub II and TradeZero (as so amended, the “Merger Agreement”), and (2) that purported notice of termination of the Merger Agreement, dated as of July 13, 2022 (the “Purported Termination Notice”), delivered by TradeZero to Dune on July 13, 2022. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

This letter is being provided in response to the Purported Termination Notice. TradeZero purports to terminate the Merger Agreement pursuant to Section 10.01(c) following the occurrence of the Termination Date under the Merger Agreement. However, TradeZero is not permitted to terminate the Merger Agreement pursuant to Section 10.01(c) because such termination right is not available to any party whose breach of the Merger Agreement primarily causes or results in the failure of the Mergers to be consummated by such time. As noted in previous correspondence between Dune and TradeZero, TradeZero has repeatedly breached the terms of the Merger Agreement, and such breaches have primarily caused or resulted in the failure of the Mergers to be consummated by the Termination Date.

TradeZero also attempts to terminate the Merger Agreement pursuant to Section 10.01(i) of the Merger Agreement, alleging that Dune materially breached the Merger Agreement and that such breaches resulted in the failure of the conditions set forth in Sections 9.03(a) and 9.03(b). Dune strongly disputes TradeZero’s allegations of breach by Dune. Furthermore, even if Dune had breached the Merger Agreement and such breaches had resulted in the failure of such conditions, the termination right under Section 10.01(i) of the Merger Agreement is not available to TradeZero if it is then in material breach of its representations, warranties, covenants or other agreements that would result in the failure of a condition set forth in Section 9.02(a) or Section 9.02(b). Dune believes that TradeZero has materially breached multiple provisions of the Merger Agreement and that such breaches have resulted in the failure of the conditions set forth in Sections 9.02(a) and 9.02(b).

In the Purported Termination Notice, TradeZero further alleges that “Dune has not made any efforts to pursue completing this transaction in several months. . .. .” Dune first notified TradeZero that it was in breach of the Merger Agreement in January 2022, and despite Dune’s concerted efforts to work collaboratively toward the consummation of the transactions contemplated by the Merger Agreement, TradeZero has failed to comply with its obligations under the Merger Agreement. Dune went so far as to obtain an extension of its expiration date to give Dune more time to complete a business combination while the Proxy Statement was being reviewed by the Securities and Exchange Commission (the “SEC”). Most recently, TradeZero failed to respond to comments regarding TradeZero’s Proxy Statement disclosures, which were received by Dune from the SEC on July 1, 2022 and provided to TradeZero’s counsel on that same day.

TradeZero also cites the failure of the closing condition in Section 9.01(e) of the Merger Agreement, which requires the Available Closing SPAC Cash to not be less than $80,000,000 (the “Minimum Cash Condition”). The Minimum Cash Condition must be satisfied or waived by TradeZero at the Closing, but the condition does not need to be satisfied at this time and only Dune (and not TradeZero) has a termination right if the condition would not be satisfied following the Special Meeting (see Section 10.01(f)). Dune has attempted to engage with TradeZero to raise additional financing to ensure compliance with the Minimum Cash Condition, and even though TradeZero is obligated pursuant to Section 7.08 of the Merger Agreement to use its commercially reasonable efforts to cooperate in connection with the arrangement of any Pre-Approved Arrangements sought by Dune, TradeZero has not done so.

In light of the foregoing, the Purported Termination Notice is invalid and unenforceable and is hereby rejected. Dune demands that TradeZero withdraw the Purported Termination Notice immediately and take all necessary steps to consummate the transactions contemplated by the Merger Agreement. The Purported Termination Notice and any further failure to comply with TradeZero’s obligations under the Merger Agreement constitute a material breach, and TradeZero remains bound by its obligations pursuant to the Merger Agreement, including, without limitation, the obligation set forth in Section 8.01(a) to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the Transactions (including the satisfaction of the closing conditions).

TradeZero’s material breaches of the Merger Agreement have and will cause irreparable injury, and Dune intends to take all necessary steps to protect Dune and its investors, including to continue to pursue its ongoing litigation against TradeZero and certain of its affiliates.

The contents of this written notice are without prejudice to any rights which Dune, Merger Sub or Merger Sub II may have pursuant to the Merger Agreement or otherwise, which are hereby expressly reserved. Nothing herein is intended to limit or waive any rights of Dune, Merger Sub or Merger Sub II related to the Merger Agreement or otherwise.

Sincerely,

DUNE ACQUISITION CORP.

By:	/s/ Carter Glatt
Name:	Carter Glatt
Title:	Chief Executive Officer

cc:	White & Case LLP
555 South Flower Street, Suite 2700
Los Angeles, CA 90071-2433
Attn: Daniel E. Nussen
Email: daniel.nussen@whitecase.com

Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attn: Jason D. Osborn
Email: josborn@winston.com

Gibson, Dunn & Crutcher LLP
811 Main Street, Suite 3000
Houston, TX 77002-6117
Attn: Collin J. Cox
Email: ccox@gibsondunn.com